Tengasco, Inc.
6021 S. Syracuse Way, Suite 117
Greenwood Village, CO 80111
720-420-4460

July 21, 2015

David L. Orlic, Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance, Office of Mergers & Acquisitions
Washington, D.C. 20549-3628

Re:	Tengasco, Inc. Schedule 14D-9 filed July 13, 2015 File No. 005-59803

Dear Mr. Orlic:

Tengasco, Inc.  (the “Company”) has received your comment letter dated July 14, 2015 regarding the captioned filing.  Set forth below are both of your two numbered comments and the Company’s responses.

Comments:

“Reasons for the Recommendation

1. Please disclose in greater detail how the board of directors determined that the offer price is inadequate and would deprive tendering stockholders of the potential opportunity to realize the full long-term value of their investment. Please also disclose the value of the company’s assets and proved oil reserves, as considered by the board of directors in making its determination with respect to the offer.

Signature
2. Please include a date with the signature.

Company responses:

We have filed Amendment No. 1 to our Schedule 14D-9 which amends the reasons for the Board of Director’s recommendation so that as amended the second paragraph of  Item 4(b) reads in full as follows, with the information underlined being added by the amendment [underlining does not appear in the amendment]:

  The reasons for the Board’s recommendation include, without limitation:

•
the Board’s belief that, given the timing of the Offer and the Offer Price, the Offer represents an opportunistic attempt to purchase the Shares at an inadequate price level and thereby deprive the Company’s stockholders who tender Shares in the Offer of the potential opportunity to realize the full long-term value of their investment in the Company.  The Offer Price is 20% less than the average closing price of the Company’s stock for the past year before the Offer. The Offer Price is also 9% lower than the highest price at which the Company’s common stock traded in the last ninety days.  In addition, the Board believes that the depressed crude oil commodity prices experienced industry-wide currently and in the last year have substantially affected the Company’s stock price and therefore that the Offer Price is not reflective of the long term value of the Shares. (However, there can be no assurance as to the actual long term value of the Shares as such value is dependent on a number of factors including general economic conditions and the other factors discussed in Item 8 below);

•	the Board’s knowledge of the value of the Company’s assets, particularly its proved reserves;

•
the fact that the Board believes the value of the Company’s proved oil reserves is in excess of the value represented by the Offer Price.  The Board determined that the total value of the Offer was lower than the estimated value of future cash flows from the Company’s proved reserves, discounted at 10% (PV10), under three sets of assumptions.    The reserve values to which the Offer was compared were calculated based on the year-end-2014 database of proved reserves under SEC standards, adjusted as of July 1, 2015 using three different future price scenarios.  The first and most conservative scenario was based on the assumptions utilized in May 2015 by the Company’s senior lender to determine the Company’s borrowing base, i.e.  use of a WTI NYMEX forward strip crude oil price.  The second scenario used a WTI crude oil price of $60 per barrel in 2015 and $70 flat thereafter.  The third scenario was the same as the second except that an $80 flat price was used after 2016.  The value of the Offer was 19% less than the reserve value under the first price scenario, 31% less than the reserve value under the second price scenario, and 48% less than the reserve value under the third price scenario. The Board also considered the reserve value calculated in each manner to be both conservative and not reflective of other future value that may be realized from acquiring and developing additional reserves or other strategic transactions. The Board further noted that the estimated reserve values do not include the value of probable or possible reserves or other potentially recoverable resources associated with the Company’s properties; and

•
the existence of errors and inconsistencies in the Schedule TO that, in the Board’s view, undermine the credibility and seriousness of the Offer (see Item 8 below for additional information regarding this issue).

The amendment also amends the signature to add the date of signature of the Schedule 14d-9 as initially filed as July 13, 2015.

Regarding the Schedule TO to which the Company’s Schedule 14d-9 responds, the Company would like to point out that among the errors and inconsistencies in the Schedule TO is an apparent failure to comply with the requirements of Item 1006(c)(1) of Regulation M-A, which requires disclosure of, among other things, the bidder’s plans for extraordinary transactions such as mergers.  In the Schedule TO as initially filed, ICN Fund I, LLC (“ICN”) stated that it would complete a second step merger without a shareholder vote if it completed the offer (see page 7 of the initial Offer to Purchase: “As soon as practicable following the Acceptance Time, in accordance with the terms of the Tender Offer Agreement, we will complete the subsequent merger of Purchaser with and into Tengasco without a vote of the stockholders of Tengasco pursuant to Section 251(h) of the DGCL.”).  In an amended Offer to Purchase filed on July 17, 2015, references to a second-step merger have been deleted.  However, the amended document continues to state in multiple places that following completion of the offer, the Company will become a wholly-owned subsidiary of ICN.  It does not explain how this will occur in the absence of a second-step merger given that it is extremely unlikely that all of the Company’s shareholders will accept the offer.  Moreover, in the Summary Term Sheet included in the Offer to Purchase, ICN states that non-tendering Company shareholders will hold shares in a private company following the completion of the offer.  The Company, in the Amendment No. 1 to its Schedule 149-D, is also now amending Item 8 of its Schedule 14D-9 to note the continuing serious defects perpetuated by the July 17, 2015 amendment by ICN to its Schedule TO.  However, in light of the materiality of this issue to the Company’s shareholders, the Company believes that ICN should be required to amend its disclosures to clearly and coherently state its intentions with respect to any planned second-step merger, or the lack thereof.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Cary V. Sorensen
Cary V. Sorensen
Vice President, General Counsel
Tengasco, Inc.